SPI Energy Co., Ltd.

Suite 2703, 27/F, China Resources Building

26 Harbour Road, Wan Chai

Hong Kong SAR, China

April 25, 2018

Russell Mancuso
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SPI Energy Co., Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2016
Response Dated March 16, 2018
File No. 001-37678

Dear Mr. Mancuso:

We hereby provide a response to the comments issued in your letter dated April 4, 2018 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 on Form 20-F for the fiscal year ended December 31, 2016 (the “Form 20-F”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended 20-F, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letters on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letters.

Related Party Transactions, page 93

1.	Please clarify your response to prior comment 7 regarding the identity of Master Tenant. If Master Tenant is Greystone as you indicate in your response, it is unclear how you could be required to fund the purchase of Greystone’s interest in Master Tenant as you disclose on page F-52. Also, tell us where you disclose the identity of Managing Member.

Response: The Master Tenant is not actually Greystone, but a limited liability company controlled by Greystone, Master Tenant 2008-C, LLC, a Delaware limited liability company, which is owned by Greystone Renewable Energy Fund 2008-A LLC, a Delaware limited liability company, as the Investor Member, and HEK Partners LLC, a California limited liability company, as the Managing Member. The Company regrets the imprecise nature of its prior response. The Company inadvertently did not define “Master Tenant” or “Managing Member” in the 20-F, but will do so in its future filings.

Please let me know if you have any further questions.

Sincerely,

/s/ Tairan Guo
Tairan Guo